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SEC 16002220

Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

APR 20 2016

Washington DC 412



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SEC FILE NUMBER
8- 51037

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cleary Gull Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 East Wisconsin Avenue, Suite 2400
(No. and Street)

Milwaukee (City) Wisconsin (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. Braun, CFO (414) 291-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual. state last. first. middle name*)

100 East Wisconsin Avenue, Suite 2100 (Address) Milwaukee (City) Wisconsin (State) 53202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


Grant Thornton

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

Cleary Gull Inc.

December 31, 2015

(Available for Public Inspection)

OATH OR AFFIRMATION

I, William H. Braun, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cleary Gull Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REBECCA E BELL
Notary Public
State of Wisconsin

Signature

Chief Financial Officer
Title

exp 4-16-18
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



Grant Thornton LLP
100 E. Wisconsin Avenue, Suite 2100
Milwaukee, WI 53202-4169

T 414.289.8200
F 414.289.9910
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Cleary Gull Inc.

We have audited the accompanying statement of financial condition of Cleary Gull Inc. (the Company) as of December 31, 2015, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Cleary Gull Inc. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Milwaukee, Wisconsin
February 23, 2016

CLEARY GULL INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2015

ASSETS

Cash and cash equivalents	$	1,939,749
Advisory fees and other receivables		141,661
Receivable from clearing broker		17,816
Deposit with clearing broker		100,000
Other assets		229,913
Total assets	$	2,429,139

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	424,281
Total liabilities		424,281
STOCKHOLDER'S EQUITY:		
Common stock; $0.01 par value, authorized 3,000 shares; issued and outstanding 100 shares		1
Additional paid-in capital		900,000
Retained earnings		1,104,857
Total stockholder's equity		2,004,858
Total liabilities and stockholder's equity	$	2,429,139

The accompanying notes to statement of financial condition are an integral part of this statement.

CLEARY GULL INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2015

NOTE A - ORGANIZATION

Cleary Gull Inc. (the "Company"), a Delaware corporation and a wholly-owned subsidiary of Cleary Gull Holdings Inc. ("Holdings"), is a financial services firm located in Wisconsin that provides investment management and investment consulting services to individuals, foundations, retirement plans and corporations and provides privately held and small public companies with merger and acquisition advisory services, private capital raising, and financial advisory services. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and registered with the Securities and Exchange Commission ("SEC") as an investment advisor and introducing broker-dealer.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

2. Cash and Cash Equivalents

The Company considers cash and cash equivalents to include those investments with original maturities of 90 days or less. The cash balance includes money market funds held at RBC Capital Markets, LLC ("Clearing Broker") and other investment accounts.

The Company maintains cash balances which at times exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

3. Receivables

Receivables primarily represent amounts due from Investment Banking clients. An allowance is made for receivables that are deemed uncollectible by management. As of December 31, 2015, there was no allowance for uncollectible accounts.

4. Income Taxes

The Company has elected, for federal and state income tax purposes, to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, the Company's taxable income is included in the tax return of the stockholders of its parent company, Cleary Gull Holdings Inc.

NOTE C - FAIR VALUE MEASUREMENTS

The Company follows Accounting Standards Codification ("ASC") Topic 820, *"Fair Value Measurements."* ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC Topic 820 prescribes the methodology of observable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect assumptions that market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy, defined by ASC Topic 820, is broken down into three levels based on the transparency of inputs as follows:

Level 1 – Quoted prices are available in active markets for identical assets and liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable in the market.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these securities includes investments for which quoted prices are available, but trade less frequently and investments that are measured at fair value using other securities, the parameters which can be directly observed.

Level 3 – Securities that have unobservable inputs as of the report date. These securities are measured using management's best estimate of fair value, where the inputs into the determination of fair value are not observable and require significant management judgment or estimate.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Money market funds: Valued at the net asset value of shares held by the Company.

The following table summarizes the fair value of financial instruments as of December 31, 2015:

	Level 1	Level 2	Level 3
Money market funds	$ 184,106	$ -	$ -
Total	$ 184,106	$ -	$ -

The money market funds are included in cash and cash equivalents on the statement of financial condition.

NOTE D - COMMITMENTS AND CONTINGENCIES

The Company is an introducing broker and clears transactions for customers on a fully-disclosed basis with the Clearing Broker. In connection with this arrangement, the Company is contingently liable for its customers' transactions. At December 31, 2015, there were no amounts to be indemnified to the Clearing Broker for these customer transactions. The Company maintains a $100,000 deposit with the Clearing Broker and grants the Clearing Broker a continuing security interest and general lien upon the deposit in the event of a claim associated with customers' transactions. The Clearing Broker seeks to control the risks associated with these customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company and its Clearing Broker monitor required margin levels and, pursuant to such guidelines, require each customer to deposit additional collateral, or reduce positions, when necessary.

The Company occupies office space and is allocated rent expense in accordance with an Operating Agreement with Holdings which includes a commitment to lease office space through April 30, 2021 with the right to renew through April 30, 2026. See Note F - Related Party Transactions. The Company also leases certain equipment.

Estimated future minimum office and equipment lease payments are as follows:

2016	$ 311,000
2017	315,000
2018	320,000
2019	303,000
2020	287,000
Thereafter	96,000
Total	$ 1,632,000

The Company is also responsible for its pro-rata share of operating expenses of the building in which it rents space.

Many aspects of the Company's business involve substantial risks of liability. The Company recognizes liabilities for contingencies that, when fully analyzed, indicate it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount; if not determinable, the Company accrues at least the minimum of the range of probable loss. In the opinion of management, after consultation with counsel and given currently available information, the likelihood of an adverse contingency determination that would have a materially adverse effect on the Company's financial position or results of operation is remote. Management's assessment of contingencies is subject to change which may result in a material effect on the results of operations in a future period.

CLEARY GULL INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2015

NOTE E - NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1, the "Rule") and is required to maintain minimum capital as defined under the Rule. Under the Rule, the Company is required to maintain regulatory net capital equivalent to the greater of $5,000; or 6-2/3 % of aggregate indebtedness, as these terms are defined. The Rule prohibits a broker-dealer from engaging in any securities transactions at a time when its aggregate indebtedness exceeds 15 times its net capital.

Net capital and aggregate indebtedness change from day to day. As of December 31, 2015, the Company had regulatory net capital and net capital requirements of $1,629,602 and $28,285, respectively, and its ratio of aggregate indebtedness to net capital was .26 to 1.

NOTE F - RELATED PARTY TRANSACTIONS

Cleary Gull Advisors Inc. ("CGA") is a wholly-owned subsidiary of Holdings. CGA and the Company share certain expenses in accordance with an Operating Agreement. CGA provides advice on investment policy development, asset allocation strategy, investment manager and mutual fund due diligence evaluation, selection and monitoring to the Company. The Company provides operational support (client reporting services and trading) and administration services and compliance services to CGA.

Under an agreement between the Company and Holdings, the Company occupies a portion of office space leased by Holdings. Under this agreement, Holdings may purchase leasehold improvements, property and equipment and insurance for the benefit of the Company and its affiliate. The Company provides administration services to Holdings.

As of December 31, 2015, $50,678 was payable to CGA. This amount is recorded within accounts payable and accrued expenses.

NOTE G - EMPLOYEE BENEFIT PLAN

Holdings sponsors a defined-contribution savings plan covering substantially all employees of both operating companies, Cleary Gull Inc. and CGA. The Plan is designated to qualify under Internal Revenue Code Section 401(k) of the Internal Revenue Code of 1986, as amended, and allows participant contributions on a pretax basis. The Plan provides for a Company match of employee contributions on a percentage determined by the Company each year. The Company profit sharing contributions are discretionary.

NOTE H - UNCERTAIN TAX POSITIONS

In September 2009, the Financial Accounting Standards Board issued guidance on accounting for uncertain tax positions and the disclosure requirements for nonpublic entities. Nonpublic entities are required to disclose information concerning tax positions for which a material change in the unrecognized tax benefit / liability is reasonably possible in the next 12 months, the total amount of interest and penalties recognized in the statement of operation and in the statement of financial condition, and open tax years by major jurisdiction.

The Company has elected for federal income tax purposes to be treated as a Qualified Subchapter S Subsidiary (QSub) of Cleary Gull Holdings Inc. As such, the Company's taxable income is included in the tax return of its parent, Cleary Gull Holdings Inc. The parent has appropriately elected to be taxed as an S-Corporation under the provisions of the Internal Revenue Code. As such, the taxable income of the parent (as well as the QSub) is not taxed at the entity level but is instead taxed at the shareholder level after the income has flowed through from the S-Corporation to its owners. States, generally, accept the S-Corporation tax treatment established at the federal level for income tax purposes.

Uncertain tax positions are assessed for open tax years at a state (2011 and later) and federal (2012 and later) level, based on the likelihood of sustainability of the positions taken. The Company believes that it is not exposed to significant risk with regards to uncertain tax positions.

NOTE I - SUBSEQUENT EVENTS

The Company has evaluated its December 31, 2015 financial statements for subsequent events through February 23, 2016, the date the financial statements were available to be issued.

On January 5, 2016 the Company, Holdings and certain shareholders of Holdings entered into an agreement (the "JFG Agreement") with Johnson Financial Group, Inc. ("JFG") relating to the sale to JFG of the assets of the Company and Holdings relating to their investment advisory business (the "IA Transaction"). Under the JFG Agreement the purchased assets include client investment advisory agreements, the Company's agreement with the Clearing Broker, current and fixed assets relating to the investment advisory business, and Holdings' stock in CGA, and JFG has agreed to assume certain specified liabilities relating to, and to hire all employees of the Company engaged in or supporting, the Company's investment advisory business. Closing for the IA Transaction, which is expected to occur during the second quarter of 2016, is subject to certain contingencies including approval by FINRA and receipt of consent by clients to the assignment of their investment advisory agreements to JFG.

On January 18, 2016, Holdings and CGIB, LLC, an entity formed by two employees of the Company on behalf of themselves and certain other employees of the Company ("CGIB"), entered into a non-binding term sheet with Holdings (the "Term Sheet") describing the parties' intentions to enter into a definitive agreement providing for the sale of the Company to CGIB (the "IB Transaction"). Under the Term Sheet, excess cash will be distributed from the Company to Holdings and the Company will be converted into a Delaware limited liability company prior to closing, and CGIB will purchase all of the Company's limited liability company membership interests. Closing for the IB Transaction is to occur simultaneously with, and is subject to, closing for the IA Transaction.